Exhibit 99.3

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-

102 Continuous Disclosure Obligations

Item 1:	Name of Parties to the Transaction

Nuvei Corporation

Neon Maple Purchaser Inc.

Item 2:	Description of the Transaction

On November 15, 2024, Nuvei Corporation (“Nuvei” or the “Company”) completed the previously announced plan of arrangement under the Canada Business Corporations Act (the “Plan of Arrangement”) pursuant to which Neon Maple Purchaser Inc. (the “Purchaser”), an entity formed by Advent International, L.P. (“Advent”), acquired, directly or indirectly, all the issued and outstanding subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and together with the Subordinate Voting Shares, the “Shares”) of the Company for a price of US$34.00 per Share (the “Arrangement”).

As part of the Arrangement, Philip Fayer, certain investment funds managed by Novacap Management Inc. (collectively, “Novacap”) and Caisse de dépôt et placement du Québec (“CDPQ”) (together with entities they control directly or indirectly, collectively, the “Rollover Shareholders”) sold their Shares (the “Rollover Shares”) in exchange for a combination of cash and shares in the capital of the Purchaser or an affiliate thereof, the whole in accordance with the terms of the Plan of Arrangement and the applicable rollover agreement entered into with each Rollover Shareholder in connection with the Arrangement. As a result of the Arrangement, the Company became a wholly-owned subsidiary of the Purchaser of which Advent, Philip Fayer, Novacap and CDPQ hold or exercise control or direction over, directly or indirectly, approximately 46%, 24%, 18% and 12%, respectively, of the common equity.

The Subordinate Voting Shares will be de-listed from the Toronto Stock Exchange on or about November 18, 2024 and from the Nasdaq Global Select Market on or about November 25, 2024. The Company has applied to cease to be a reporting issuer under Canadian securities laws in all Canadian jurisdictions. The Company will also deregister the Subordinate Voting Shares under the U.S. Securities Exchange Act of 1934, as amended.

Further details regarding the Arrangement are provided in the management information circular of Nuvei dated May 13, 2024, mailed to former Nuvei shareholders in connection with the Arrangement, a copy of which is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Item 3:	Effective Date of the Transaction

November 15, 2024.

Item 4:	Name of Each Party, if any, that Ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity

Nuvei will apply to cease to be a reporting issuer under Canadian securities laws in each province and territory in Canada. Nuvei will also deregister the Subordinate Voting Shares under the U.S. Securities Exchange Act of 1934, as amended.

Item 5:	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

Not applicable.

Item 6:	Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

Not applicable.

Item 7:	Documents filed under National Instrument 51-102 that described the transaction and where they can be found in electronic format, if paragraph (a) or subparagraph (b)(ii) of Section 4.9 applies.

Not applicable.

Dated: November 15, 2024.